

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Kenichi Watanabe
President and Chief Executive Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re:** **Nomura Holdings, Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **Form 20-F/A for Fiscal Year Ended March 31, 2010**
> **Filed July 28, 2010**
> **File No. 001-15270**

Dear Mr. Watanabe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2010

Item 5. Operating and Financial Review and Prospects, page 28

B. Liquidity and Capital Resources, page 51

1. We note the disclosure of your liquidity portfolio. You disclose that your liquidity portfolio is comprised of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. Please show us the disclosure you will include in future filings that will additionally disclose any expected surplus or deficiency generated in your liquidity portfolio after meeting all funding and regulatory requirements in a stressed environment.

2.   We note your disclosure of Leverage ratio, Adjusted leverage ratio, Tier 1 capital ratio
        Consolidated capital adequacy ratio. Please provide us with an expanded discussion of
        the uses of these ratios beyond assessing compliance with federal banking regulators'
        minimum guidelines. In your discussion, tell us the reasons for any significant changes in
        these ratios from period to period and the impact that these changes have had or are
        expected to have on the company's operations. Please show us your disclosure for future
        filings that includes this discussion.

Notes to the Consolidated Financial Statements, page F-12

3. Fair value of financial instruments, page F-27

3.   We note that you recorded approximately $1.8 billion in losses to level 3 net derivative
        contracts. Please describe for us in detail the changes in circumstances and assumptions
        that led to recording these losses in the current period, any significant changes in
        assumptions or valuation methodology from the previous period, and the performance of
        these assets subsequent to year end.

5. Private equity business, page F-57

4.   Please tell us whether you have provided any guarantees to these investments, or if you
        have provided voluntary financial assistance or expect to provide any additional financial
        support to these investments on a voluntary basis.

20. Commitments, contingencies and guarantees:, page F-94

5.   We note your disclosure beginning on page F-97 regarding the various litigation matters
        to which the Company is exposed. We also note that you have not disclosed in your
        financial statement footnotes:

        (i) the nature of the contingency;
        (ii) the possible loss or range of loss; or
        (iii) a statement that an estimate of the loss cannot be made

        ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be
        reasonably possible but not probable, or if the amount of loss cannot be reasonably
        estimated, accrual would be inappropriate, but disclosure must be made regarding the
        nature of the contingency and an estimate of the possible loss or range of possible loss or
        state that such an estimate cannot be made. Additionally, we note that in instances, if any,
        where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have
        been met, you have not disclosed the nature of the accrual or the amount of the accrual
        which may be necessary in certain circumstances for the financial statements not to be
        misleading, nor has there been disclosure indicating that there is an exposure to loss in
        excess of the amount accrued and what the additional loss may be for each particular
        litigation matter. Please revise your disclosures beginning in the first quarter Form 6-

K to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693, or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief